Filed by Silver Spike Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Silver Spike Acquisition Corp.

Commission File No. 001-39021

Date: December 10, 2020

The following is a transcript of an interview Chris Beals, the Chief Executive Officer of WM Holding Company, LLC, gave to Yahoo! Finance:

PRESENTATION

Zack Guzman

--But of course, this year has seen a lot of SPACs and a lot of deals as companies look to go public through that other avenue. And news today here in the cannabis space, the online platform Weedmaps looking to go that route instead and a deal to merge with Silver Spike Acquisition Corp in a deal that could see that company reach a valuation of 1.5 billion in that blank check merger.

And for more on that, I want to bring on the CEO here of Weedmaps, Chris Beals joins us now. And Chris, I mean, it's exciting times for you guys. There's obviously a limited way for some of these cannabis-focused companies to get out here as a publicly traded company. But talk to me about this deal, where it comes from, and how--importantly, how people should be thinking about Weedmaps in this market, since you guys do a lot of things. You call yourself the Amazon of weed, you could call yourself a Yelp for weed. How do you want to be looked at as you come through to the public markets?

Chris Beals

Well--and Chris, thanks for having me on. You know, I think WMH is fundamentally--there's two parts to what we do. So, on one half under sort of the Weedmaps side, we built the largest proprietary marketplace for cannabis consumers and businesses. The thing that's notable within the cannabis space is, there is no normalized product data. There's no normalized sort of clinical effect data, smell, taste data, that sort of thing.

So, what we do when we bring this over 10 million monthly users onto the side and match them up against 18,000 business listings, is we then have done--at this point we have 12 years of work of data normalization, data aggregation, data integration, to provide the requisite data that you need to actually get these folks to convert. And that's where you see this almost 15% conversion rate we drive across Weedmaps but then sort of other parts of our business and a box solution, WMStore which is a Shopify-type ecommerce embed, our POS solution, WMRetail.

But what goes in conjunction with that, fundamentally we are a SaaS-enabled marketplace, is we have a whole SaaS suite, a sort of operating system for cannabis retailers as well as a set of solutions for brands. And that's really notable for two things; one, it gives us the requisite data

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that we need to feed into the marketplace side of things, to sort of normalize menu listings so that they're not just a word descriptor or a picture.

But also, it's helping these businesses deal with these sort of cripplingly complex regulations that permeate the space where every state, every province has its own laws and regs. We're talking things like, you know, our software supports real-time GPS tracking of your fleet, because that's mandated by the law. Our POS solution, you know, has to report into the applicable state track and trace system. And so, we're really marrying kind of a broad SaaS solution set with its enablement of this proprietary marketplace.

Akiko Jujita

Chris, when you look through your numbers here, you certainly have the numbers to sort of back up the growth. We're talking about $160 in revenue, a 12-year history. You've been profitable. We're talking a lot about what feels like this tide that is turning right now in terms of how the general public and lawmakers more specifically view the cannabis space. We had last week that vote on the House for the Moore Act. That's not expected to pass in the Senate, although, the dynamics there are still in question. How do you think this is going to be supportive for your company, even if marijuana isn't decriminalized on a federal level? Is that sentiment shift reflected in your business right now? What are you seeing?

Chris Beals

Yeah. You know, we've driven a 40% CAGR over the last five years, something we've been really proud of, and we've been profitable for 12 years. The thing that's notable is we've driven that growth over these last few words over a period where, you know, it hasn't been covered a lot, where the industry in terms of a growth profile has stagnated to some degree, to the extent new markets have opened. We've seen licensed--or retail license density so low that it's hard to sort of get a proper functioning and even market.

But the great thing is with this election, we see that fundamentally changing. We see a--this was simply put, the most momentous election ever for cannabis legalization. You had the President Elect Biden coming in with a pro-cannabis platform, you had six ballot initiatives in five states. I should note, we advised on several of those. We have what I think at this point is the largest and most effective government relations and policy team out there, because we actually build it into our software, sort of supporting compliance by design.

But six ballot initiatives, five states, and then a number of these states that have low license density had local ballot initiatives going that also overwhelmingly passed. So, while that's really exciting, that just indicates increased momentum. When you look at something like the Moore Act and while it ultimately won't pass, it's symbolic of that acceleration. And similarly, we're excited internationally. Mexico's on the cusp of moving forward with adult use legalization.

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Zack Guzman

Yeah, Chris, I mean, when we look at that--and you talked to me about kind of the dynamic state by state and how important it is to kind of do this the right way, and the technology you guys bring to the market. It always seems interesting, because a lot of people might look at federal legalization and say, look, maybe that's going to matter less.

But it seems like it's still going to be set up similar to kind of what we saw with alcohol here, and the way that companies are going to have to work pretty specifically with regulations. When you look at kind of the growth opportunity ahead here for you guys, I mean, what would you want to do with the funds being raised here? Where are you looking to put the new capital to work? And what really, to you, is one of the stories--what do you identify as the stories that maybe investors are looking past when we think about the next chapter of legalization?

Chris Beals

Yeah. Yeah, I think I'm incredibly excited about federal legalization, because there--I can give you one very basic example. We drive over $1.5 billion of run-rate GMV across our platform. And until federal legalization comes, we do not feel comfortable putting any take rate, inserting payment rails or doing other things like that because we are a non-plant (INAUDIBLE) business and we can't even structure financial transactions in a way that, you know, in our view would break that. So that's a huge opportunity for us with federal legalization.

But the thing that's notable and how we think of deploying the capital is, as we build out this business in a box and sort of advanced sort of the breadth of our offerings, we've increasingly been able to get to market more quickly with additional pieces of software, because we're reusing other parts of the software stack, but also we're able to get self-adoption, cross-adoption from businesses that are already using one part of this stack. And so--but one of the things that that puts pressure on is simply engineering resources.

And so, a part of it is investment and accelerating our pace to market of sort of what is at this point a very zesty and exciting roadmap of new software solutions, that's both to help consumers and increase conversation rate, but also it's continuing to expand this business in a box. But then the other part is, as I mentioned earlier, you know, six ballot initiatives, five states. We expect some of these may open quickly. Mississippi, for instance, 75% yes vote on medical legalization. And we know that they're looking towards the highest-functioning cannabis market in the entire United States, namely Oklahoma, where you have 26 to 2700 retailers for a population of four million people, and saying, we think this may be the model we want to go with. And that takes resources to sort of attack those new markets.

This interview is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the “proposed business combination”) between WM Holding Company, LLC (“WMH”) and Silver Spike Acquisition Corp. (“Silver Spike”) and related transactions and for no other purpose.

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Forward Looking Statements

This interview includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and the potential success of WM's go-to-market strategy, and expectations related to the terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this interview, and on the current expectations of WM’s and Silver Spike’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of WMH and Silver Spike. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Silver Spike or WMH is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to WM; future global, regional or local economic and market conditions affecting the cannabis industry; the development, effects and enforcement of laws and regulations, including with respect to the cannabis industry; WM’s ability to successfully capitalize on new and existing cannabis markets, including its ability to successfully monetize its solutions in those markets; WM’s ability to manage future growth; WM’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform and WM’s ability to maintain and grow its two sided digital network, including its ability to acquire and retain paying customers; the effects of competition on WM’s future business; the amount of redemption requests made by Silver Spike’s public shareholders; the ability of Silver Spike or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Silver Spike’s final prospectus dated August 7, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, in each case, under the heading “Risk Factors,” and other documents of Silver Spike filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Silver Spike nor WMH presently know or that Silver Spike and WMH currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Silver Spike’s and WM’s expectations, plans or forecasts of future events and views as of the date of this presentation. Silver Spike and WMH anticipate that subsequent events and developments will cause Silver Spike’s and WMH’s assessments to change. However, while Silver Spike and WMH may elect to update these forward-looking statements at some point in the future, Silver Spike and WMH specifically disclaim any obligation to do so. These forward-looking statements should not be

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relied upon as representing Silver Spike’s and WM’s assessments as of any date subsequent to the date of this interview. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where To Find It

In connection with the proposed extension of the date by which Silver Spike must consummate an initial business combination, Silver Spike filed with the SEC a proxy statement, dated December 10, 2020 (the “Extension Proxy Statement”).

The proposed business combination will be submitted to shareholders of Silver Spike for their consideration. Silver Spike intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Silver Spike’s shareholders in connection with Silver Spike’s solicitation for proxies for the vote by Silver Spike’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to WMH’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Silver Spike will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Silver Spike's shareholders and other interested persons are advised to read, once available, the Extension Proxy Statement, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Silver Spike's solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Silver Spike, WMH and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive Extension Proxy Statement or proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Silver Spike, without charge, at the SEC's website located at www.sec.gov or by directing a request to 660 Madison Ave Suite 1600, New York, NY 10065 or notices@silverspikecap.com.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Silver Spike, WMH and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Silver Spike’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Silver Spike’s shareholders in connection with the proposed business combination will be set forth in Silver Spike’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Silver Spike’s directors and executive officers in Silver Spike’s final prospectus dated August 7, 2019 and filed with the SEC on August 9, 2019. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in Silver Spike’s Extension Proxy Statement and also will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

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No Offer or Solicitation

This interview does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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